Sticker to Prospectus

The Prospectus for ICON Oil & Gas Fund-A L.P. (the “Fund”) consists of (1) this sticker, (2) the Prospectus, dated July 10, 2012, (3) the Supplement No. 1, dated October 15, 2012, (4) the Supplement No. 2, dated December 21, 2012, (5) the Supplement No. 3, dated April 1, 2013, (6) the Supplement No. 4, dated May 15, 2013, (7) the Supplement No. 5, dated June 6, 2013, (8) the Supplement No. 6, dated August 13, 2013, and (9) the Supplement No. 7, dated October 11, 2013, which (i) contains information related to the current status of the offering, (ii) updates certain information relating to compensation paid to certain affiliates of the Fund and certain non-affiliates, and (iii) provides certain information regarding proposed activities and prospects of the Fund.

Filed Pursuant to Rule 424(b)(3)
SEC File No. 333-177051-03

ICON OIL & GAS FUND-A L.P.

SUPPLEMENT NO. 7
DATED OCTOBER 11, 2013

TO PROSPECTUS DATED
JULY 10, 2012

Summary

ICON Oil & Gas Fund-A L.P. (the “Fund”) is providing you with this Supplement No. 7, dated October 11, 2013 (this “Supplement No. 7”), to update the Prospectus, dated July 10, 2012 (the “Prospectus”), as amended by Supplement No. 1, dated October 15, 2012 (“Supplement No. 1”), Supplement No. 2, dated December 21, 2012 (“Supplement No. 2”), Supplement No. 3, dated April 1, 2013 (“Supplement No. 3”), Supplement No. 4, dated May 15, 2013 (“Supplement No. 4”), Supplement No. 5, dated June 6, 2013 (“Supplement No. 5”) and Supplement No. 6, dated August 13, 2013 (“Supplement No. 6”).  The information in this Supplement No. 7 supplements, modifies and supersedes some of the information contained in the Prospectus, as amended by Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4, Supplement No. 5 and Supplement No. 6.  This Supplement No. 7 forms a part of, and must be accompanied or preceded by, the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4, Supplement No. 5 and Supplement No. 6.

The primary purposes of this Supplement No. 7 are to:

•	Describe the current status of the offering;

•	Update certain information relating to compensation paid to certain affiliates of the Fund and certain non-affiliates; and

•	Provide certain information regarding proposed activities and prospects of the Fund.

Current Status of the Offering

The initial closing date for the Fund was July 9, 2013, the date on which the Fund had raised $2,000,000 and reached the minimum offering amount.  As of October 4, 2013, the Fund had not raised the $10,000,000 minimum offering amount for the Commonwealth of Pennsylvania and the States of Tennessee, Texas and Ohio.  As of October 4, 2013, 120 limited partner interests have been sold to 30 limited partners and 183 investor general partner interests have been sold to 47 investor general partners, representing an aggregate of $3,012,667 of capital contributions to the Fund.

Compensation Paid to Certain Affiliates and Certain Non-Affiliates

Through October 4, 2013, the Fund paid or accrued the following sales commissions and fees in connection with its offering of limited partner interests and investor general partner interests (i) sales commissions to third parties in the amount of $195,728 and (ii) dealer-manager fees to an affiliated party in the amount of $88,310.  Through October 4, 2013, organizational and offering expenses in the amount of $1,787,633 were paid by the parent of the Managing GP on behalf of the Fund. Organizational and offering expenses were paid entirely by the Managing GP on behalf of the Fund prior to the Fund achieving its minimum offering amount on July 9, 2013, following which, a portion of such expenses already paid, as well as a portion of ongoing organizational and offering expenses, will be incurred and paid by the Fund.  These fees and expense reimbursements are described on pages 48 through 50 of the Prospectus.

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Proposed Activities and Prospects

    The disclosure under the heading "Proposed Activities - Proposed Prospects" on page 78 of the prospectus, as amended by Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4, Supplement No. 5 and Supplement No. 6, is hereby amended by adding at the end thereof the following:

The Ramsey Field – Payne County, Oklahoma

 Effective September 1, 2013, the Fund completed the purchase of a production payment (the “Production Payment”) from Special Exploration, LLC (“Special Exploration”) covering certain producing oil and natural gas wells (the “Wells”) in the Ramsey Field located in Payne County, Oklahoma for a purchase price of $67,500 (the “Purchase Price”).  The Ramsey Field covers approximately 800 acres in the Wilcox, Hunton, Viola, Red Fork and Mississippi formations within the area, which has historically produced in excess of 20 million barrels of oil and 1.5 billion cubic feet of gas.  It is anticipated that the Wells subject to the Production Payment have the potential to produce an additional 360 thousand barrels of oil and 1.90 billion cubic feet of gas.

Under the terms of the Production Payment, Special Exploration will pay to the Fund a percentage of the cash proceeds received from the oil and natural gas produced, marketed and sold from each Well per month (the “Proceeds”), plus monthly interest on the Purchase Price accruing at a rate of 15% per year, until such time as the Purchase Price is repaid in full but in no event later than September 1, 2018.  In the event that monthly Proceeds are insufficient to satisfy the preceding month’s accrued interest, the aggregate Purchase Price to be repaid by Special Energy will increase in an amount equal to such deficiency.

Certain of the information above as well as certain additional information regarding the Ramsey Field is summarized in the table below:

The Ramsey Field

County/State	Payne County, Oklahoma
Type of Interest	Production Payment
Primary Objectives	Hunton, Wilcox
Average Depth	4,900 feet
Acreage	800 acres
Estimated Proven Reserves	360 MBL oil / 1.90 BCF gas
Net Revenue Interest	Approximately 85%

Forward-Looking Statements

Certain statements within this Prospectus Supplement No. 7 may constitute forward-looking statements.  Forward-looking statements are those that do not relate solely to historical fact.  They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. You can identify these statements by the use of words such as “may,” “will,” “could,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “predict,” “continue,” “further,” “seek,” “plan” or “project” and variations of these words or comparable words or phrases of similar meaning.  These forward-looking statements include such things as (i) references to estimated recoverable reserves, (ii) references to estimated potential well counts and (iii) other similar matters.  These forward-looking statements reflect the Fund’s current beliefs and expectations with respect to future events and are based on assumptions and are subject to risks and uncertainties and other factors outside the Fund’s control that may cause actual results to differ materially from those projected.  Although the Fund believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, the Fund cannot assure investors that the Fund’s expectations will be attained or that any deviations will not be material. Readers are cautioned that forward-looking statements speak only as of the date they are made and that, except as required by law, the Fund undertakes no obligation to update these forward-looking statements to reflect any future events or circumstances. All subsequent written or oral forward-looking statements attributable to the Fund or to individuals acting on its behalf are expressly qualified in their entirety by this section.

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